                            HUNNO TECHNOLOGIES, INC.
                       2700 North 29th Avenue, Suite 305,
                               Hollywood, FL 33020

August 21, 2003

Abazias, Inc.

Re:  Letter of Intent

Dear Sirs:

This letter sets forth a proposal under which Hunno Technologies, Inc. ["Buyer"]
will acquire in a share exchange all of the issued and outstanding shares of common stock of Abazias, Inc. ["Seller"]. Nothing in this proposal constitutes a binding agreement. The parties agree to work in good faith to reach a final agreement, but are in no way obligated to do so.

We propose the following:

Purchase and Sale. Subject to all the terms and conditions of a Final Agreement, if any, at the Closing, the Seller agrees to receive from the Buyer, and Buyer agree to issue to the shareholders of the Seller (a "Shareholder") 50,000,000
Shares of Common Stock of the Buyer ("Buyer Shares") (the "Share Consideration")
in exchange for the transfer of 1,000,000 shares of the Common Stock of the
Seller ("Seller's Shares") to the Buyer. Each Seller's Share that is issued and outstanding immediately before the Closing, other than shares with respect to which the right to dissent has been exercised, shall entitle the holder thereof to receive 50 Buyer Shares.

Closing. The parties shall hold the Closing no later than 30 days after the execution of a Final Agreement, if any, (the "Closing Date"), at 11:00 A.M.,
local time, at the offices of Buyer, or at such other time and place as the parties may agree upon.

Name Change. As soon as practical after signing this letter of intent, Hunno shall change its name to Abazias, Inc. (the "Name Change"). Shareholder consent will be required under a Schedule 14C filed with the SEC and relevant provisions of Delaware law. The Schedule 14C shall be filed with the SEC and mailed to
Hunno Stockholders as required.

Board of Directors and Officers. On Closing, Marc Baker, the sole officer and director of Hunno, shall resign, his resignation as a director being effective
10 days after the mailing of the Schedule 14F referred to below. At Closing, the size of the Hunno Board shall be increased to 3 persons. Mr. Oscar Rodriguez shall be designated as Chairman of the Board of Hunno Technologies, Inc. and Mr.
Jesus Diaz, and Mr. Aaron Taravella shall be designated as additional board members, also effective 10 days after the mailing of the Schedule 14F referred to below. This will require the designation of additional directors and filing of a Schedule 14F with the SEC and the mailing of the Schedule 14F to shareholders of Hunno 10 days prior to the date the new directors can take office. At closing, the following shall be elected officers of Hunno: Oscar
Rodriguez - CEO, Jesuz Diaz - CFO, and Aaron Taravella - CIO.

Stock Redemption. Prior to closing, Buyer shall have redeemed 9,500,000 shares of its common stock from Marc Baker such that at Closing, such that there will only be 2,367,109 shares issued and outstanding at closing.

If the foregoing is acceptable, please sign the Letter of Intent and return it to us.

                                            Sincerely,

                                            /s/ Marc Baker
                                            ---------------------
                                                Marc Baker, President

Agreed and Accepted:

Abazias, Inc.

By:  Oscar Rodriguez, President